

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2013

Via E-mail
Thomas L. Mitchell
Executive Vice President and Chief Financial Officer
Midstates Petroleum Company, Inc.
4400 Post Oak Parkway, Suite 1900
Houston, Texas 77027

      Re: Midstates Petroleum Company, Inc.
               Registration Statements on Form S-4
               Filed August 30, 2013
               File No. 333-190914 and 333-190915
               Form 10-K for the Fiscal Year Ended December 31, 2012
               Filed March 21, 2013
               File No. 001-35512

Dear Mr. Mitchell:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Registration Statements on Form S-4

General

1. Please be advised that we will not be able to accelerate the effectiveness of your registration statements until you have cleared all comments, including comments on your periodic reports, below.

Form 10-K for the Fiscal Year Ended December 31, 2012

      Please respond to the following comments within 10 business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Selected Financial Data, page 47

Non-GAAP Financial Measures and Reconciliations, page 48

2. We note you present a non-GAAP measure in your filing, Adjusted EBITDA, which includes an adjustment for the unrealized gain/loss on your commodity derivative contracts not designated as hedging instruments. Please tell us why the non-GAAP measure presented adjusts for the unrealized gain/loss, but does not adjust for the realized gain/loss on these commodity derivative contracts. Also, if it is your intent for this non-GAAP measure to reflect the cash flows associated with your commodity derivative contracts settled during the period, please revise your reconciliation to include two separate line items: one for the total gain/loss recognized, and another for the net cash received/paid for the commodity derivative contracts not designated as hedging instruments, which were settled during the period.

Financial Statements, page F-1

Note 4 – Risk Management and Derivative Instruments, page F-15

Gains/Losses on Commodity Derivative Contracts, page F-17

3. We note you did not designate commodity derivative contracts as cash flow hedges for accounting purposes. Further, your disclosure here, as well as in your Statements of Operations, shows pre-tax gains/losses are recognized in revenues for commodity derivative contracts not designated as hedging instruments. Please expand your disclosure to explain the manner in which realized and unrealized gains/losses are calculated consistent with FASB ASC 815-10-35-2 (i.e., reflect only the periodic change in value recognized under GAAP.) Additionally, your response should indicate whether the gain/loss recognized includes any amounts representing a recovery of cost.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Donald F. Delaney, Staff Accountant, at (202) 551-3863, or Kimberly L. Calder, Assistant Chief Accountant, at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Attorney-Advisor, at (202) 551-3878 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Matthew Pacey
Vinson & Elkins LLP